Wellness Insight Technologies, Inc.



ANNUAL REPORT

1210 S. Bascom Ave., STE 122

San Jose, CA 95128

(408) 394-5736

https://getkazu.com/

This Annual Report is dated June 11, 2024.

BUSINESS

Company Overview

Wellness Insight Technologies Inc has developed Kazu, an intelligent self-care platform that we believe takes the guesswork out of dosing for improved health and wellness. The platform, which includes a handheld device with an interactive touchscreen, a variety of pre-filled CBD and melatonin pods, and a Bluetooth connected mobile app, uses AI to provide personalized dose guidance. Kazu technology addresses some of the most commonly faced wellness issues, such as sleep, stress, relief, and more.

Most people have heard the terms "personalized medicine" and 'precision medicine," but in practice, those typically apply to expensive, doctor-prescribed treatments. Instead, think about the experience of buying over-the-counter medicines or supplements without the guidance of a doctor, which constitutes the majority of pharmacy purchases. For example, the label of a typical pain reliever bottle recommends the exact same 200mg dose for both a 120lb young female and a 275lb middle-aged male. We believe there's nothing personalized or precise about that! Kazu solves this problem by providing users the ability to precisely control their own dose, connecting them with recommendations based on their own unique characteristics, and tracking what works for them. The company's technologies have applications across a range of markets, including natural medicines, dietary supplements, and OTC pharmaceuticals.

Business Model

We are starting with a direct-to-consumer (DTC) durable and consumable model. We make money through the one-time sales of our handheld Kazu devices and the recurring sales of consumable pods that attach to the Kazu device. The pods come pre-filled, are available with a variety of functional CBD and melatonin formulations, and can be reordered directly via the Kazu device or on a subscription basis. In the future, we intend to offer additional pods with other natural medicines and supplements. Once the DTC foundation is established, we will add affiliate and partner channel programs to expand and accelerate our sales. The handheld device communicates with our data servers via our free app. In the future, we intend to develop and sell premium features via the app (e.g. customized plans, integrations with fitness tracker data, etc.,). And because our AI enabled platform continuously learns from dosing data, we are positioned to deliver increasing consumer value and new product offerings based on consumption insights.

Corporate Structure

Wellness Insight Technologies, Inc. was initially organized as Viricium Technologies, Inc., a California corporation and on May 14 2018, underwent a name change.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $125,000.00

Number of Securities Sold: 117,719

Use of proceeds: Technical and brand development

Date: December 21, 2020

Offering exemption relied upon: Rule 701

Type of security sold: Safes I - X

Final amount sold: $385,000.00

Use of proceeds: Company Operations. Specific Terms of each are outlined in company securities sections. Valuation cap is 12,000,000. If there is an Equity Financing in the amount of $3,000,000 or greater in a single close, before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Date: February 18, 2019

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Results of operations
Year ended December 31, 2022 compared to year ended December 31, 2023
Revenue
Revenue for fiscal year 2023 was $177,273 compared to $185,498 in fiscal year 2022.
The Company experienced a small decrease in revenue due to the cancellation of a development project under contract. The company worked to identify and sign new contract opportunities. Revenue from these new contracts began to be received in the latter portion of 2023.
Cost of sales
Cost of Sales for fiscal year 2023 was $0 compared to $3,085 in fiscal year 2022.
This decrease was caused by changes in the nature and phases of project activities from 2022 to 2023. These were primarily related to a lesser need for prototypes and components. Given that the Company's business during this time primarily consisted of contract development services rather than sales of goods, Cost of Sales were not a significant aspect of the business.
Expenses
Expenses for fiscal year 2023 were $186,081 compared to $538,212 in fiscal year 2022.
In response to a reduction in revenue, the company implemented a series of cost controls intended to reduce expenses and move in the direction of profitability. The most significant portion of this was a reduction in salaried employee expenses in the amount of $268,211.
• Historical results and cash flows:
The Company is currently in the pre-production stage and is revenue generating. Past cash was primarily generated through a combination of revenue from development projects, equity, and government loans. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company's new business initiative involves selling products directly to consumers, which is different in nature than its historical

business-to-business initiatives. Consumer product-oriented business initiatives typically require larger upfront capital expenditures to create products and gain consumer traction.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,666.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Promissory Notes - Ramon Alarcon
Amount Owed: $82,904.00
Interest Rate: 2.0%

• Creditor: SBA Loan agreement
Amount Owed: $519,609.00
Interest Rate: 3.25%
Maturity Date: June 13, 2050

• Creditor: Safes I - X
Amount Owed: $385,000.00
Interest Rate: 0.0%
Valuation cap is 12,000,000. If there is an Equity Financing in the amount of $3,000,000 or greater in a single close, before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

• Creditor: Promissory Notes - Ramon Alarcon
Amount Owed: $285,540.00
Interest Rate: 2.0%
In 2022 and 2023, the Company entered into multiple Promissory Note agreement with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $282,000. The notes bear an interest rate of 2% per annum.

• Creditor: Wells Fargo NA
Amount Owed: $46,757.00
Interest Rate: 17.49%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ramon Alarcon

Ramon Alarcon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO

Dates of Service: January, 2018 - Present

Responsibilities: President and CEO responsible for overseeing all aspects of the company. Ramon owns 9,500,000 shares of voting common stock and does not receive a salary. Ramon anticipates taking a salary when the company closes an institutional funding round or a round in excess of $4M.

Position: Director

Dates of Service: January, 2018 - Present

Responsibilities: Oversee execution of company strategy. Act as a company fiduciary

Position: Secretary and Treasurer

Dates of Service: January, 2018 - Present

Responsibilities: Oversee board meetings. Manage company finances.

Name: Todd Manley

Todd Manley's current primary role is with Intel. Todd Manley currently services 2 to 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: February, 2023 - Present

Responsibilities: Monitor the company's performance and provide guidance to senior management. Act as a fiduciary, ensuring that the company operates in an ethical and sustainable manner. Approve major business decisions, including capital expenditures and partnerships.

Other business experience in the past three years:

Employer: Intel

Title: VP, M&A Integration

Dates of Service: September, 2022 - Present

Responsibilities: Lead M&A and transformative initiatives. Develop strategy. Perform diligence on potential deals. Oversee integration.

Other business experience in the past three years:

Employer: Marvell Semiconductor

Title: Senior Director, M&A Integration and Business Transformation

Dates of Service: September, 2019 - September, 2022

Responsibilities: Build out and grow best-in-class M&A integration capabilities. Develop expertise across integration teams allowing the business to execute simultaneous integrations. Execute M&A transactions and integrations. Establish Transformation Management Office to deliver programmatic excellence to strategic cross-functional programs.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock

Stockholder Name: Ramon Alarcon

Amount and nature of Beneficial ownership: 9,500,000

Percent of class: 78.92

RELATED PARTY TRANSACTIONS

Name of Entity: Ramon Alarcon
Relationship to Company: Officer
Nature / amount of interest in the transaction: Promissory Note agreements
Material Terms: In 2018 and 2020, the Company entered into three Promissory Note agreements with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $78,500. The notes bear an interest rate of 2% per annum. As of December 31, 2023, the outstanding balance of these notes is $85,847.69. In 2022 and 2023, the Company entered into multiple Promissory Note agreements with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $282,0000.00. The notes bear an interest rate of 2% per annum.

OUR SECURITIES

The company has authorized Class A Common Stock, Class B Common Stock, SAFE (2/18/2019), SAFE (4/15/2019), SAFE (5/9/2019), SAFE (5/20/2019), SAFE (6/25/2019), SAFE (7/1/2019), SAFE (5/13/2020), SAFE (1/25/2021), SAFE (4/8/2021), SAFE (4/1/2021), and StartEngine Crowdfunding SAFE (2023 Offering).

Class A Common Stock

The amount of security authorized is 25,000,000 with a total of 12,038,089 outstanding.

Voting Rights

One vote per share.

Material Rights

Warrants

The total amount outstanding includes 619,370 shares of Voting Common Stock to be issued pursuant to outstanding warrants.

Stock Options

The total amount outstanding includes 512,500 shares of Voting Common Stock pursuant to stock options outstanding and 1,187,500 shares of Voting Common Stock options available for grant.

Class B Common Stock

The amount of security authorized is 25,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Voting Proxy for Underlying Security of the CrowdFunding SAFE Sold in this Offering

As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

SAFE (2/18/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (2/18/2019) are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (4/15/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (4/15/2019) are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (5/9/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (5/9/2019) are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Liquidity Event, Equity Financing, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (5/20/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (5/20/2019) are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (6/25/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (6/25/2019) are outlined below:

Amount outstanding: $25,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Liquidity Event, Equity Financing, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (7/1/2019)

The security will convert into Safe preferred stock and the terms of the SAFE (7/1/2019) are outlined below:

Amount outstanding: $25,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (5/13/2020)

The security will convert into Safe preferred stock and the terms of the SAFE (5/13/2020) are outlined below:

Amount outstanding: $25,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (1/25/2021)

The security will convert into Safe preferred stock and the terms of the SAFE (1/25/2021) are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (4/8/2021)

The security will convert into Safe preferred stock and the terms of the SAFE (4/8/2021) are outlined below:

Amount outstanding: $10,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

SAFE (4/1/2021)

The security will convert into Safe preferred stock and the terms of the SAFE (4/1/2021) are outlined below:

Amount outstanding: $50,000.00

Interest Rate: 0.0%

Discount Rate: 85.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Termination

Material Rights

Discount Rate. Please note the discount rate listed above refers to $0.85 per share which is the same discount rate investors in this Offering will be receiving (15%). SAFEs often include a discount rate (often between 10-25%) by which the price per share that the SAFE converts into is discounted compared to the price the priced round investors are paying. For example, if the price per share is $1.00 per share, the SAFE investors with a discount rate of 15% will convert their investment into stock at $0.85 per share.

1. Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price (rounded down to the nearest whole share). In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a), the Investor will execute and deliver to the Company all transaction documents related to the Equity Financing, provided,however, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. For the avoidance of doubt, to the extent required in connection with the Equity Financing, the conversion contemplated pursuant to this Section 1(a) shall be deemed to occur immediately prior to the consummation of the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will automatically receive from the Company a number of shares of Common Stock (which will be rounded down to the closest whole number) equal to the Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b), or (ii) the payment, or setting aside for payment, of the amount due to the Investor pursuant to Section 1(c). The Investor acknowledges and agrees that, upon conversion of this instrument as herein contemplated, this instrument shall be cancelled, and of no further force and effect, whether or not the Company received this instrument or instructions for the cancelation of this instrument from the Investor and neither the Company nor any successor in interest shall have any obligations hereunder or in respect hereof, subject to the provisions hereof.

StartEngine Crowdfunding SAFE (2023 Offering)

The security will convert into Non-voting common stock and the terms of the StartEngine Crowdfunding SAFE (2023 Offering) are outlined below:

Amount outstanding: $0.00

Maturity Date: February 28, 2025

Interest Rate: 0.0%

Discount Rate: 15.0%

Valuation Cap: $16,035,886.35

Conversion Trigger: Equity financing of $3,000,000.

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) , the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If there is a Liquidity Event before the termination of this instrument, the Investor will automatically receive from the Company a number of shares of the Crowdfunding Stock equal to the Purchase Amount divided by the Liquidity Price. In connection with this Section 1(b), the shares will be issued by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

(c) Maturity. Unless this Crowdfunding Safe has been previously converted in accordance with the terms of this Crowdfunding Safe, on the Maturity Date, this Crowdfunding Safe shall automatically convert into Crowdfunding Stock. The number of shares of the Crowdfunding Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Safe Price.

(d) Dissolution Event. If there is a Dissolution Event before this instrument terminates, subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investor, all holders of other Crowdfunding Safes (on an as-converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(e) Termination. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the Crowdfunding Stock to the Investor pursuant to Section 1(a), 1(b) or 1(c); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(d).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock, Class A Common Stock, Class B Common Stock, and Preferred Stock.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Class A Common Stock" means the Class A Common Stock (voting) with no par value per share, of the Company.

"Common Stock" means Class B Common Stock (Non-Voting), no par value per share, of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean Common Stock; other than voting, such Common Stock shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation), share ratably and be identical in all respects as to all matters to the Company's Class A Common Stock.

"Discount Price" means the price per share of Common Stock or Preferred Stock, as applicable, sold in an Equity Financing multiplied by the Discount Rate.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Dividend Amount" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"Equity Financing" shall mean a bonafide transaction or series of transactions pursuant to which the the Company sells its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than Three Million Dollars ($3,000,000) (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Fully Diluted Capitalization" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested in-the-money options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"Liquidity Event" means a Change of Control or an IPO.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Safe" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"Safe Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

Voting Proxy for Underlying Security of the CrowdFunding SAFE Sold in this Offering

As a condition to the purchase of this instrument, upon the issuance of shares of the Crowdfunding Stock (the "Securities"), the Investor agrees that the Chief Executive Officer of the Company (the "CEO"), or his or her successor, is appointed as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company's stock is sought or upon which such holders are otherwise entitled to vote or consent (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 3 shall survive the termination or expiration of this instrument in accordance with its term.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Crowdfunding SAFE should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Crowdfunding SAFE purchased through this crowdfunding campaign may be subject to certain SEC limitations on transfer and approval by the Company. This means that, among other possible limitations, the stock/note that you purchase cannot be resold for a period of time. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For a period of time following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology or health industries. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Crowdfunding SAFE in the amount of up to $1,234,998.38 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are relatively low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service For a significant period of time, our projected revenue is anticipated to come from two products, Kazu devices and pods. Our revenues are therefore dependent upon the market for Kazu devices and pods. We may never have an operational product or service It is possible that there may never be an operational Kazu or that the product may never be used in commerce. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the development and fine-tuning stages and have only manufactured pre-production samples of Kazu. Delays or cost overruns in the development of our Kazu and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Crowdfunding SAFE that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Crowdfunding SAFE we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Wellness Insight Technologies, Inc was formed on Jan 24, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wellness Insight Technologies, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Kazu is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns several patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark and copyright protection without obtaining a license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent rights, trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent right(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent right(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent right(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product, product services and development services is dependent on outside government regulation which can be subject to change at any time Our ability to sell certain products, including pods containing CBD, is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of certain products may be subject to change and if they do then the selling of certain products may no longer be in the best interest of the Company. At such point the Company may no longer want to sell certain products and therefore your investment in the Company may be affected. Furthermore, the ability of the Company to sell its product development services or continue to derive revenue from development service contracts which have already been entered into may be negatively impacted by regulatory or market conditions. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our customers and partners that utilize our platform. Further, any significant disruption in service on Wellness Insight Technologies, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Wellness Insight Technologies, Inc could harm our reputation and materially negatively impact our financial condition and business. Product misuse The Company's products are intended to be used as directed. Misuse of the products, including but not limited to unauthorized or illegal use, may result in loss or damage to the company and its reputation. The company cannot predict or control the actions of its customers, and it assumes no liability for any misuse of its products, however, such misuse could negatively impact the company's financial performance and prospects. Investing in the company involves a degree of risk, and investors should carefully consider the risk of customer misuse before making any investment decisions. The company cannot predict or control the actions of its customers, and it assumes no liability for any misuse of its products. Product malfunction The Company's products are designed to perform safely and reliably when used in accordance with the instructions provided. However, as with all products, especially those that contain rechargeable lithium ion batteries, there is a risk of product malfunction, including but not limited to overheating, fire, and damage to the product or personal property. The Company cannot guarantee that its product will not malfunction, and it assumes no liability for any damages or losses resulting from product malfunctions, however, such a malfunction could negatively impact the company's reputation, financial performance, and prospects. Future safety of supplements and natural medicines The Company sells products that contain common supplements and natural medicines that are currently believed to be safe based on the available scientific evidence. However, the safety of these substances is constantly being evaluated and re-evaluated by the scientific community, and there is always a risk that a substance that was once thought to be safe may be later determined to be unsafe. The Company cannot guarantee that its products will always be safe, and it assumes no liability for any damages or losses resulting from the use of its products, however, such a determination could negatively impact the Company's reputation, financial performance, and prospects. Supply chain shortages The Company relies on a complex global supply chain to manufacture and sell its products. Shortages of critical components, including but not limited to integrated circuits (ICs), can occur and impact the Company's ability to meet customer demand for its products. The Company cannot guarantee that it will be able to secure an adequate supply of components to meet customer demand, and it assumes no liability for any losses resulting from supply chain disruptions or shortages. Such a shortage could negatively impact the Company's financial performance and prospects. Employment lawsuits Investors should be aware that the possibility of facing lawsuits from current and former employees is a common risk faced by many companies. The Company may face such lawsuits, some of which may be without merit, and incur significant legal expenses in defending against them even if they are found to be without merit. Such lawsuits, if successful, could result in monetary damages and could have a material adverse effect on the Company's financial condition and results of operations. The Company cannot predict the outcome of any such lawsuits, and there can be no assurance that it will not face such lawsuits in the future. The Company's CEO does not currently receive cash compensation for his role. Wellness Insight Technologies is an early-stage company that does not currently generate consistent revenue. Accordingly, the CEO (Ramon Alarcon) does not currently receive a salary for his work. Although he has been and will continue to be compensated in sweat equity and is the majority shareholder of the company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the company anticipates that Ramon will take a salary depending on the following benchmarks being met: (a) when the company closes an institutional funding round; or (b) when the company closes a funding round in excess of $4M. Revenue from development agreements Investors should be aware that certain signed development agreements between the Company and third parties may be subject to delays or inaction by the FDA. This could result in the Company not being able to realize revenue from these agreements as originally planned. However, it's important to note that the Company has not included this revenue in its financial projections, and therefore, any potential delay or loss of this revenue will not have a downside impact on the Company's financial results. In fact, if the contract revenue is realized, it would represent an upside relative to the current financial projections. We are competing against other products Although we are a unique company that caters to a select market, we do compete against other supplements and natural medicines. Our business growth depends on the market interest in the Company's products over other products.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 11, 2024.

Wellness Insight Technologies, Inc.

By   /s/ *Ramon Alarcon*

      Name: <u>Wellness Insight Technologies INC</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Wellness Insight Technologies INC
Balance Sheet
As of December 31, 2023

	Total	
	As of Dec 31, 2023	As of Dec 31, 2022
ASSETS		
Current Assets		
Bank Accounts		
Crowd Funds Deposit Hold	1,426.46	
Wells Fargo (2783)	1,240.09	4,509.95
Total Bank Accounts	$ 2,666.55	$ 4,509.95
Accounts Receivable		
Accounts Receivable (A/R)	81,407.70	658,450.00
Shareholder Receivable	0.00	0.00
Total Accounts Receivable (A/R)	$ 81,407.70	$ 658,450.00
Total Accounts Receivable	$ 81,407.70	$ 658,450.00
Other Current Assets		
Accrued Revenue	0.00	0.00
Prepaid Expense	0.00	0.00
Prepaid insurance	0.00	0.00
Uncategorized Asset	0.00	0.00
Total Other Current Assets	$ 0.00	$ 0.00
Total Current Assets	$ 84,074.25	$ 662,959.95
Fixed Assets		
Computers	5,564.22	5,564.22
Accumulated Depreciation Computers	-3,704.00	-2,208.00
Total Computers	$ 1,860.22	$ 3,356.22
Furniture and Fixtures	1,067.26	1,067.26
Accumulated Depreciation-Furniture and Fixtures	-822.00	-609.00
Total Furniture and Fixtures	$ 245.26	$ 458.26
Machinery and Equipment	4,547.08	4,547.08
Accumulated Depreciation-Machinery and Equipement	-3,855.00	-3,244.00
Total Machinery and Equipment	$ 692.08	$ 1,303.08
Patent	1,925.00	1,925.00
Start Up Expenses	58,414.62	58,414.62
Startup Costs Accumulated Amortization	-21,331.00	-17,437.00
Total Start Up Expenses	$ 37,083.62	$ 40,977.62
Total Fixed Assets	$ 41,806.18	$ 48,020.18
Other Assets		
Website	1,600.00	1,600.00
Total Other Assets	$ 1,600.00	$ 1,600.00
TOTAL ASSETS	$ 127,480.43	$ 712,580.13
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	0.00
Total Accounts Payable	$ 0.00	$ 0.00
Credit Cards		
BUSINESS CARD (6905)	0.00	0.00
Business Credit Card 1581 (former9157)	46,757.72	48,077.23
Total Credit Cards	$ 46,757.72	$ 48,077.23
Other Current Liabilities		
Other Current Liabilities		
Accrued Expense	0.00	2,833.34
Payroll Liabilities		
Payroll Clearing	0.00	0.00
Total Payroll Liabilities	$ 0.00	$ 0.00
Unearned Revenue	11,200.00	691,237.73
Total Other Current Liabilities	$ 11,200.00	$ 694,071.07
Total Other Current Liabilities	$ 11,200.00	$ 694,071.07
Total Current Liabilities	$ 57,957.72	$ 742,148.30
Long-Term Liabilities		
Note Payable-Stockholder	358,000.00	255,500.00
Interest Payable	13,777.37	7,227.97
Total Note Payable-Stockholder	$ 371,777.37	$ 262,727.97
SBA LOAN	499,900.00	499,900.00
Accrued Interest on SBA Loan	19,709.85	31,224.60
PPP Loan Payable	0.00	0.00
Total SBA LOAN	$ 519,609.85	$ 531,124.60
Total Long-Term Liabilities	$ 891,387.22	$ 793,852.57
Total Liabilities	$ 949,344.94	$1,536,000.87
Equity		
Additional Paid in Capital	2.00	2.00
Common Stock	159,497.92	159,497.92
Retained Earnings	-1,367,920.66	-1,101,605.02
Safe Notes	385,000.00	385,000.00
SAFE Notes - Crowd Funding	26,038.54	
SAFE Notes - Crowd Funding Costs	-16,147.76	
Net Income	-8,334.55	-266,315.64
Total Equity	-$ 821,864.51	-$ 823,420.74
TOTAL LIABILITIES AND EQUITY	$ 127,480.43	$ 712,580.13

Wellness Insight Technologies INC
Profit and Loss
January - December 2023

	Jan - Dec 2023	Jan - Dec 2022
Income		
Consulting Income	139,275.00	5,520.00
Development Income		176,972.83
Interest Income		442.61
Reimbursed Expenses	37,998.79	2,562.81
Total Income	**$ 177,273.79**	**$ 185,498.25**
Cost of Goods Sold		
Freight In		3,085.01
Total Cost of Goods Sold	**$ 0.00**	**$ 3,085.01**
Gross Profit	**$ 177,273.79**	**$ 182,413.24**
Expenses		
Advertising & Marketing		20.00
Events		565.00
marketing consultant	8,500.00	14,380.00
Marketing Material	500.00	533.00
Total Advertising & Marketing	**$ 9,000.00**	**$ 15,498.00**
Car & Truck		124.15
Consultants		
Design Consultant		8,050.00
Total Consultants	**$ 0.00**	**$ 8,050.00**
Equipment and Subscription expense		
Amortization Expense	3,894.00	3,894.00
Depreciation Expense	2,320.00	2,374.00
Software Subscriptions	8,293.20	21,769.12
Total Equipment and Subscription expense	**$ 14,507.20**	**$ 28,037.12**
Facilities Expense		
Rent & Lease	28,922.40	29,459.26
Utilities	811.45	881.40
Total Facilities Expense	**$ 29,733.85**	**$ 30,340.66**
Legal & Professional Fees		
Accounting Services	9,141.29	13,646.80
Legal Fees	20,319.10	38,259.20
Total Legal & Professional Fees	**$ 29,460.39**	**$ 51,906.00**
Office/General Administrative Expenses		77.19
Bank Charges & Fees	209.99	651.00
Dues and Subscriptions	319.20	892.90
Insurance	617.92	7,319.12
Interest Expense	33,969.66	27,333.71
Office Supplies	269.53	0.37
Total Office/General Administrative Expenses	**$ 35,386.30**	**$ 36,274.29**
Payroll Expenses		
Employee Benefits		
Medical Insurance	25,802.35	30,182.97
Workers Comp	203.98	2,252.38
Total Employee Benefits	**$ 26,006.33**	**$ 32,435.35**
Wages and Salary		
Payroll Processing Fee	13,738.56	15,725.54
Payroll Tax expense	2,292.02	20,492.24
Total Wages and Salary	**$ 16,030.58**	**$ 36,217.78**
Total Payroll Expenses	**$ 42,036.91**	**$ 68,653.13**
Research and Development		
R&D Consultant		1,200.00
R&D Supplies	1,563.96	4,745.66
R&D Wages expense	23,460.50	291,671.94
Total Research and Development	**$ 25,024.46**	**$ 297,617.60**
Taxes & Licenses	0.92	25.00
Travel		
Air Travel	273.96	100.00
Ground Transportation	155.41	286.54
Lodging & Hotel	257.37	998.45
Parking	60.00	
Travel Meals	184.38	301.87
Total Travel	**$ 931.12**	**$ 1,686.86**
Total Expenses	**$ 186,081.15**	**$ 538,212.81**
Net Operating Income	**-$ 8,807.36**	**-$ 355,799.57**
Other Income		
Disaster Relief Income		89,375.00
Other Income	472.81	108.93
Total Other Income	**$ 472.81**	**$ 89,483.93**
Net Other Income	**$ 472.81**	**$ 89,483.93**
Net Income	**-$ 8,334.55**	**-$ 266,315.64**

Wellness Insight Technologies Inc

Equity Roll Forward

31-Dec-23

	Preferred Series Seed		Preferred Series A		Common Shares		Treasury Stock		Add'l Paid In Capital	Safe notes		Crowd Funding			Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Amount		Cost of Funding	Amount		
Balance as of 12/31/2022	**0**	**$0**	**0**	**$0**	**9,718,719**	**$159,498**	**0**	**$ -**	**$ 2**	**0**	**$ 385,000**	**0**		**$ -**	**$ (1,367,921)**	**($823,421)**
Series Seed	0	$0	0	$0	0	$0	0	$ -		0	$ -	0		$ -		$0
Series A	0	$0	0	$0	0	$0	0	$ -		0	$ -	0		$ -		$0
Common Shares	0	$0	0	$0	0	$0	0	$ -		0	$ -	0		$ -		$0
Preferred Stock	0	$0	0	$0	0	$0	0	$ -		0	$ -	0		$ -		$0
Options	0	$0	0	$0	0	$0	0	$ -		0	$ -	0		$ -		$0
Safe	0	$0	0	$0	0	$0	0	$ -		0	$ -	0	-16,148	$ 26,039		$9,891
Net Income (Loss)															$ (8,335)	($8,335)
Balance as of 12/31/2023	**0**	**$0**	**0**	**$0**	**9,718,719**	**$159,498**	**0**	**$ -**	**$ 2.00**	**0**	**$ 385,000.00**	**0**		**$ -**		**($821,865)**

Wellness Insight Technologies INC
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-8,334.55
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	577,042.30
Computers:Accumulated Depreciation Computers	1,496.00
Furniture and Fixtures:Accumulated Depreciation-Furniture and Fixtures	213.00
Machinery and Equipment:Accumulated Depreciation-Machinery and Equipement	611.00
Start Up Expenses:Startup Costs Accumulated Amortization	3,894.00
Business Credit Card 1581 (former9157)	-1,319.51
Other Current Liabilities:Accrued Expense	-2,833.34
Other Current Liabilities:Unearned Revenue	-680,037.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 100,934.28**
Net cash provided by operating activities	**-$ 109,268.83**
FINANCING ACTIVITIES	
Note Payable-Stockholder	102,500.00
Note Payable-Stockholder:Interest Payable	6,549.40
SBA LOAN:Accrued Interest on SBA Loan	-11,514.75
Safe Notes	0.00
SAFE Notes - Crowd Funding	26,038.54
SAFE Notes - Crowd Funding Costs	-16,147.76
Net cash provided by financing activities	**$ 107,425.43**
Net cash increase for period	**-$ 1,843.40**
Cash at beginning of period	4,509.95
Cash at end of period	**$ 2,666.55**

Wellness Insight Technologies INC

Statement of Cash Flows

January - December 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Total
OPERATING ACTIVITIES													
Net Income	-44,483.17	-66,233.45	-37,724.59	47,732.42	-48,760.36	-31,494.38	-19,532.98	-6,129.02	-24,033.18	-25,555.88	-7,868.48	-3,589.58	-267,672.65
Adjustments to reconcile Net Income to Net Cash provided by operations:													0.00
Accounts Receivable (A/R)	-32,250.00	67,913.00	0.00	0.00		-658,450.00			-2,562.81	-1,817.19	3,240.00	1,140.00	-622,787.00
Prepaid Expense	2,917.00	2,917.00	2,917.00	2,917.00	2,917.00	1,455.17							16,040.17
Prepaid insurance	166.35	166.35	166.35	166.35	166.35	166.35	166.35	166.35	166.35	166.35	166.38		1,829.88
Uncategorized Asset							0.00	0.00				0.00	0.00
Computers:Accumulated Depreciation Computers	51.00	51.00	51.00	155.00	155.00	155.00	155.00	155.00	155.00	155.00	155.00	155.00	1,548.00
Furniture and Fixtures:Accumulated Depreciation-Furniture and Fixtures	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	216.00
Machinery and Equipment:Accumulated Depreciation-Machinery and Equipement	56.00	51.00	300.00	175.00	175.00	175.00	175.00	175.00	175.00	175.00	175.00	175.00	1,982.00
Start Up Expenses:Startup Costs Accumulated Amortization	325.00	325.00	325.00	325.00	325.00	325.00	324.00	324.00	324.00	324.00	324.00	324.00	3,894.00
Business Credit Card 1581 (former9157)	5,098.28	10,127.65	5,491.44	4,585.70	3,640.34	874.09	327.06	-114.44	753.77	1,049.94	-434.45	1,049.29	32,448.67
Other Current Liabilities:Accrued Expense					-5,833.33	-5,833.33	-1,000.00	-1,000.00			-500.00	-500.00	-14,666.66
Other Current Liabilities:Payroll Liabilities:Payroll Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Current Liabilities:Unearned Revenue	0.50		0.00	86,040.00	-21,510.00	636,940.00	-20,000.00	-23,020.00	-1,817.19	677.19	-8,860.00	-10,683.33	637,767.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$ 23,617.87**	**$ 81,569.00**	**$ 9,268.79**	**$ 94,382.05**	**-$ 19,946.64**	**-$ 24,174.72**	**-$ 19,834.59**	**-$ 23,296.09**	**-$ 2,787.88**	**$ 748.29**	**-$ 5,716.07**	**-$ 8,322.04**	**$ 58,272.23**
Net cash provided by operating activities	**-$ 68,101.04**	**$ 15,335.55**	**-$ 28,455.80**	**$ 142,114.47**	**-$ 68,707.00**	**-$ 55,669.10**	**-$ 39,367.57**	**-$ 29,425.11**	**-$ 26,821.06**	**-$ 24,807.59**	**-$ 13,584.55**	**-$ 11,911.62**	**-$ 209,400.42**
INVESTING ACTIVITIES													
Computers			-3,721.19										-3,721.19
Net cash provided by investing activities	**$ 0.00**	**$ 0.00**	**-$ 3,721.19**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**-$ 3,721.19**
FINANCING ACTIVITIES													
Note Payable-Stockholder						45,000.00	34,000.00	27,000.00	24,000.00	22,000.00	9,000.00	16,000.00	177,000.00
Note Payable-Stockholder:Interest Payable	133.34	120.44	133.34	129.04	133.35	160.82	234.44	284.02	315.62	368.88	388.76	421.07	2,823.12
SBA LOAN:Accrued Interest on SBA Loan	1,592.15	1,438.07	1,592.15	1,540.78	1,592.15	1,540.79	1,592.15	1,592.14	1,540.79	1,592.15	1,540.79	-928.86	16,225.25
SBA LOAN:PPP Loan Payable				-89,375.00									-89,375.00
Net cash provided by financing activities	**$ 1,725.49**	**$ 1,558.51**	**$ 1,725.49**	**-$ 87,705.18**	**$ 1,725.50**	**$ 46,701.61**	**$ 35,826.59**	**$ 28,876.16**	**$ 25,856.41**	**$ 23,961.03**	**$ 10,929.55**	**$ 15,492.21**	**$ 106,673.37**
Net cash increase for period	**-$ 66,375.55**	**$ 16,894.06**	**-$ 30,451.50**	**$ 54,409.29**	**-$ 66,981.50**	**-$ 8,967.49**	**-$ 3,540.98**	**-$ 548.95**	**-$ 964.65**	**-$ 846.56**	**-$ 2,655.00**	**$ 3,580.59**	**-$ 106,448.24**

NOTE 1 – NATURE OF OPERATIONS

Wellness Insight Technologies, INC. was formed on January 24, 2018 ("Inception") in the State of California   The financial statements of Wellness Insight Technologies, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

Wellness Insight Technologies Inc has developed Kazu, an intelligent self-care platform that we believe takes the guesswork out of dosing for improved health and wellness. The platform, which includes a handheld device with an interactive touchscreen, a variety of pre-filled CBD and melatonin pods, and a Bluetooth connected mobile app, uses AI to provide personalized dose guidance. Kazu technology addresses some of the most commonly faced wellness issues, such as sleep, stress, relief, and more. The company will offer Kazu for sale once development is complete and funds to manufacture and market the product are secured. Additionally, the Company offers product development and expert services to business entities in order to generate revenue to fund operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from consulting projects based on the degree of project completion and achievement of contract milestones. Furthermore, revenue will be derived when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for at least the prior 3 years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
On June 13, 2020, the Company entered into an agreement with the U.S. Small Business Administration for an Economic Injury Disaster Loan related to the pandemic. The aggregate amount was $150,0000.00. The note bears an interest rate of 3.75% per annum. On July 1, 2021, the loan amount was modified to an

aggregate amount of $500,000.00. As of December 31, 2023, the outstanding balance of this note was $531,124.60.

The Company entered into Promissory Note agreements with the founder and the CEO, Ramon Alarcon. See "RELATED PARTY TRANSACTIONS" for details related to these notes.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 20,000,000 shares of our common stock with par value of $1.0619. As of April 27, 2024, the company has currently issued 9,718,719 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Ramon Alarcon
Relationship to Company: Officer
Nature / amount of interest in the transaction: Promissory Note agreements Material Terms: In 2018 and 2020, the Company entered into three Promissory Note agreements with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $78,500. The notes bear an interest rate of 2% per annum. As of December 31, 2023, the outstanding balance of these notes is $85,847.69. In 2022 and 2023, the Company entered into multiple Promissory Note agreements with the founder and the CEO, Ramon Alarcon, in the aggregate amount of $282,0000.00. The notes bear an interest rate of 2% per annum. As of December 31, 2023, the outstanding balance of these notes was $285,540.00.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 27, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Ramon Alarcon, the Chief Executive Officer of Wellness Insight Technologies, Inc, hereby certify that the financial statements of Wellness Insight Technologies, Inc and notes thereto for the periods ending December 31, 2022, and December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Wellness Insight Technologies, Inc has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of April, 2024.

Ramon Alarcon (Signature)

CEO

4/27/2024

CERTIFICATION

I, Ramon Alarcon, Principal Executive Officer of Wellness Insight Technologies, Inc., hereby certify that the financial statements of Wellness Insight Technologies, Inc. included in this Report are true and complete in all material respects.

Ramon Alarcon

CEO